SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.   )*

Rubicon Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78112T206

(CUSIP Number)

Kenneth R. Skarbeck

Aldebaran Capital, L.L.C.

10293 N. Meridian St., Ste. 100

Indianapolis, IN  46290

(317) 818-7827

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 21, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  78112T206 SCHEDULE 13D

1.  NAME OF REPORTING PERSONS

    Aldebaran Capital, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  [_]

                                                                (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

    WC, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 160,373
9...SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 160,373

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       160,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%

14.  TYPE OF REPORTING PERSON

    IA

CUSIP No.  78112T206 SCHEDULE 13D

1.  NAME OF REPORTING PERSONS

    Kenneth R. Skarbeck

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  [_]

                                                                (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

    PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 160,373
9...SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 160,373

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       160,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%

14.  TYPE OF REPORTING PERSON

    IA, IN, HC

CUSIP No.   78112T206

Item 1.  Security and Issuer

 This Statement on Schedule 13D (this “Statement”) relates to the shares of the common stock, $0.001 par value per share (the “Shares”), of Rubicon Technology, Inc. a Delaware Corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 900 East Green Street, Bensenville, Illinois 60106.

Item 2.  Identity and Background

(a-c, f)  This Statement is being filed on behalf of Aldebaran Capital, LLC (“Aldebaran”), an Indiana limited liability company, and Kenneth R. Skarbeck, collectively with Aldebaran, (the "Reporting Persons").

 Aldebaran is an investment advisory firm that acts as advisor to individuals and institutions.  Kenneth R. Skarbeck is a United States citizen and serves as president and a managing member of Aldebaran.

The principal business address of the Reporting Persons is 10293 N. Meridian Street, Suite 100, Indianapolis, Indiana 46290.

(d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Shares held in the Aldebaran Capital Accounts were purchased in the open market and paid for using the personal funds of its advisory clients.  No borrowed funds were used to purchase the Shares.  The aggregate purchase price of the 160,373 Shares held in Aldebaran Capital Accounts is approximately $1,521,940, including brokerage commissions.  Included in the 160,373 Shares held in Aldebaran Capital Accounts are 3,770 Shares beneficially held in family accounts related to Kenneth R. Skarbeck.  The aggregate purchase price of the 3,770 Shares beneficially held in family accounts by Kenneth R. Skarbeck is $27,592 and were paid for using personal funds.

Item 4.  Purpose of Transaction

The Reporting Persons have acquired their Shares in the Issuer for investment purposes and will evaluate their investment in the Shares on a continuing basis.  Depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may increase or decrease their position in the Issuer through, among other things, purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons deem advisable.

Except as set forth herein, the Reporting Persons have no present plans or specific proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons reserve the right, at any time in the future and from time to time, to consider various courses of action that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. As a part of monitoring their investments, the Reporting Persons may also, from time to time, seek to meet with and engage in discussions with the Issuer's management and directors as well as with other holders of the Shares.

CUSIP No.  78112T206

Item 5.  Interest in Securities of the Issuer

(a-c) As of the date hereof, Aldebaran Capital, LLC, and Kenneth R. Skarbeck may be deemed to be the beneficial owner of 160,373 Shares which constitute 5.8% of the Issuer’s stock, based upon the 2,710,239 Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2017. Included in the 160,373 Shares held in Aldebaran Capital Accounts are 3,770 Shares beneficially held in family accounts related to Kenneth R. Skarbeck.

Aldebaran has the sole power to vote or direct the vote of 0 Shares, and Kenneth R. Skarbeck has the sole power to vote or direct the vote of 0 Shares to which this filing relates. Aldebaran has the shared power to vote or direct the vote of 160,373 Shares, and Kenneth R. Skarbeck has the shared power to vote or direct the vote of 160,373 Shares to which this filing relates.

 Aldebaran has the sole power to dispose or direct the disposition of 0 Shares, and Kenneth R. Skarbeck has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. Aldebaran has the shared power to dispose or direct the disposition of 160,373 Shares, and Kenneth R. Skarbeck has the shared power to dispose or direct the disposition of 160,373 Shares to which this filing relates.

Transactions in the Shares including the trade dates, number of Shares purchased and the price per share during the past sixty (60) days by the Reporting Persons are set forth in Exhibit B.  These transactions were effected in the open market and are incorporated herein by reference.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

(d) Aldebaran advisory clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares owned by them.  Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares beneficially owned by the Reporting Persons.  No advisory client is known to the Reporting Persons to have more than five percent of the Issuer’s Shares.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of June 30, 2017 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joins Filing Agreement is filed herewith as Exhibit A and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit A:     Joint Filing Agreement by and among Aldebaran Capital, LLC, and Kenneth R. Skarbeck, dated June 30, 2017.

Exhibit B:     A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to June 30, 2017 is filed herewith as Exhibit B.

CUSIP No.  78112T206

SIGNATURES

    After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2017

Aldebaran Capital, LLC

By:   /s/ Kenneth R. Skarbeck

Name: Kenneth R. Skarbeck

Title: President and Managing Member

/s/ Kenneth R. Skarbeck

Kenneth R. Skarbeck

CUSIP No.  78112T206

Exhibit A

JOINT FILING AGREEMENT

The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D filed herewith, and any amendments hereto, relating to the Shares of Common Stock, $.001 par value, of Rubicon Technology, a Delaware corporation, with the Securities Exchange Commission pursuant to Rule 13d-1(k).

Dated: June 30, 2017

Aldebaran Capital, L.L.C.

By: /s/ Kenneth R. Skarbeck

Name: Kenneth R. Skarbeck

Title: Managing Member

/s/ Kenneth R. Skarbeck

Kenneth R. Skarbeck

CUSIP No.  78112T206

Exhibit B

Transactions in the Shares by the Reporting Persons During the Past Sixty (60) days

Aldebaran Capital, LLC Accounts
			Number	Price
Purchase/Sale	Trade Date		of Shares	per Share

Purchase	05/02/17	split adjusted	9,500	$7.47
Purchase	05/03/17	split adjusted	5,000	$7.53
Purchase	05/05/17		2,000	$6.89
Sale	05/08/17		2	$7.47
Purchase	05/12/17		1,300	$8.45
Purchase	05/17/17		12,200	$8.37
Purchase	05/18/17		5,436	$8.44
Purchase	05/19/17		2,700	$8.35
Purchase	05/25/17		9,000	$9.03
Purchase	05/31/17		2,949	$9.97
Purchase	06/01/17		700	$9.98
Purchase	06/02/17		1,400	$9.93
Purchase	06/05/17		1,280	$9.74
Purchase	06/06/17		7,000	$9.70
Purchase	06/16/17		2,175	$9.17
Purchase	06/21/17		11,500	$8.85
Purchase	06/22/17		3,000	$9.22
Purchase	06/26/17		10,390	$9.38

Skarbeck Family Accounts

Purchase	06/02/17		500	$9.87
Purchase	06/02/17		200	$9.93